EXHIBIT 21.1

LIST OF SUBSIDIARIES

January 31, 2021

Name of Active Subsidiary*	Jurisdiction of Organization

TOGL Technology Sdn. Bhd. (100%)	Malaysia
PT TOGL Technology Indonesia (67%)	Indonesia
Toga Vietnam Company Limited (100%)	Vietnam
WGS Discovery Tours and Travel (M) Sdn. Bhd. (100%)	Malaysia
PT Toga International Indonesia (95%)	Indonesia
Eostre Bhd. (20% equity, 100% voting control)	Malaysia

* Percentages in parentheses indicate Toga Limited’s ownership.